

July 14, 2014

Mr. J. David Hansen
President and Chief Executive Officer
Telik Inc.
11588 Sorrento Valley Rd.
Suite 20
San Diego, CA 92121

**Re:    Telik Inc.**
**Item 4.01 Form 8-K**
**Filed July 11, 2014**
**File No. 000-31265**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountants

1.  Please confirm that you will amend this Item 4.01 8-K to:
    - Disclose the effective date of the dismissal of Burr Pilger Mayer, Inc., once they have completed their audit services for the fiscal year June 30, 2014 and the filing of the Company's June 30, 2014 quarterly report on Form 10-Q; and
    - Provide the disclosures required under Item 304 of Regulation S-K.

2.  Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Burr Pilger Mayer, Inc., addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant at (202) 551-3658 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief